

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Josh Tannariello
Chief Executive Officer and Director
Masterbeat Corp.
5178 Stefan Ridge Way
Buford, Georgia 30519

   Re: Masterbeat Corp.
     Amendment No. 1 to Offering Statement on Form 1-A
     Filed December 29, 2021
     File No. 024-11752

Dear Mr. Tannariello:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A Filed December 29, 2021

Exhibits

1. Please file your auditor's consent. See Item 17(11)(a) of Form 1-A.

Signatures, page III-2

2. Please include the signatures of your principal financial officer and principal accounting officer. If your chief executive officer serves in those capacities, please so indicate in the signature section. See Instructions to Signatures of Form 1-A.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Donnell Suares